Via Facsimile and U.S. Mail
Mail Stop 4720

September 1, 2009

Mr. Courtney Smith
President and Chief Executive Officer
Specialty Underwriters' Alliance, Inc.
222 South Riverside Plaza
Chicago, IL 60606

Re: **Specialty Underwriters' Alliance, Inc.**
       Form 10-K for the Period Ended December 31, 2008
       Definitive Proxy Statement on Schedule 14A filed June 23, 2009
       File No. 000-50891

Dear Mr. Smith:

       We have reviewed your August 13, 2009 response to our July 31, 2009 letter have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Period Ended December 31, 2008

Consolidated Financial Statements
Note 5 – Investments, page F-11

1. We acknowledge your response to comment four. Please tell us why you believe that the third party fair value of securities in the amount of $141,000 resulted from a distressed sale. Also, tell us why you believe that the same securities sold by a different party on December 31, 2008 would have received a higher price.

Definitive Proxy Statement on Schedule 14A filed April 1, 2009

<u>Compensation Discussion and Analysis</u>
<u>The Elements of Our Compensation Program</u>
<u>1. Cash Bonuses, page 19</u>

2. We note your response to comment 7 of our comment letter dated July 31, 2009. Please confirm that, to the extent you are required to file an annual report or proxy statement for an annual meeting next year, you will include in your next annual report or proxy filing, a comprehensive discussion of all specific individual criteria and/or targets for each Named Executive Officer used by the Compensation Committee in awarding bonuses. This discussion should not only describe the general criteria considered, as you have provided in your proposed disclosure, but should also address the specific performance targets, how the criteria were measured and, to the extent practicable, quantified. For example, you state that Mr. Smith's individual performance goals included "targets for direct written premiums, loss and loss adjusted expense ratio, acquisition expense ratio, operating expense ratio and net income." Your future disclosure should address and quantify with respect to each Named Executive Officer the specific performance targets and ratios, should disclose the extent to which the targets were met and should tie the performance level achieved to the award granted.

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Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Nandini Acharya, Staff Attorney at (202) 551-3495 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant